UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or Section 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 4, 2025

FOCUS IMPACT BH3 ACQUISITION COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-40868	86-2249068
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

1345 Avenue of the Americas, 33rd Floor New York, NY	10105
(Address of principal executive offices)	(Zip Code)

(212) 213-0243
Registrant’s telephone number, including area code

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-half of one warrant	BHACU	OTC Pink
Class A Common Stock, par value $0.0001 per share	BHAC	OTC Pink
Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50	BHACW	OTC Pink

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Amendment No. 2 to the Business Combination Agreement

As previously disclosed, on March 11, 2024, Focus Impact BH3 Acquisition Company, a Delaware corporation (“BHAC”) entered into that certain Business Combination Agreement (the “Business Combination Agreement”), by and among BHAC, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”), Focus Impact BH3 Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”) and XCF Global Capital, Inc., a Nevada corporation (“XCF”).

On April 4, 2025, BHAC, NewCo, Merger Sub 1, Merger Sub 2 and XCF entered into Amendment No. 2 to the Business Combination Agreement (the “Second Amendment”), which amends the Business Combination Agreement to extend the Termination Date (as defined in the Business Combination Agreement) from March 31, 2025 to May 31, 2025.

A copy of the Second Amendment is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Second Amendment is qualified in its entirety by reference thereto.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact’s and XCF’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the Business Combination and the timing of the consummation of the Business Combination, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Focus Impact and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by Focus Impact’s public stockholders in connection with the Business Combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the Business Combination or with regard to XCF’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against Focus Impact, XCF, NewCo or others; (5) the inability of the parties to successfully or timely close the Business Combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the Business Combination; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (8) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline; (9) the risk that the proposed transactions disrupt current plans and operations of Focus Impact or XCF as a result of the announcement and consummation of the proposed transactions; (10) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (11) costs related to the proposed transactions; (12) changes in applicable laws or regulations; (13) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (14) the possibility that Focus Impact, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (15) the availability of tax credits and other federal, state or local government support; (16) risks relating to XCF’s and New Rise’s key intellectual property rights; and (17) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of Focus Impact, dated October 4, 2021, and other filings with the SEC from time to time, including the registration statement on Form S-4, as amended, initially filed with the SEC by NewCo on July 31, 2024. If any of the risks actually occur, either alone or in combination with other events or circumstances, or Focus Impact’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Focus Impact or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Focus Impact’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. These forward-looking statements should not be relied upon as representing Focus Impact’s or XCF’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. While Focus Impact or XCF may elect to update these forward-looking statements at some point in the future, Focus Impact and XCF specifically disclaim any obligation to do so.

No Offer or Solicitation

This Current Report on Form 8-K relates to the Business Combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom, and otherwise in accordance with applicable law.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description
2.1	Amendment No. 2 to the Business Combination Agreement, dated as of April 4, 2025, by and among BHAC, NewCo, Merger Sub 1, Merger Sub 2 and XCF.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 4, 2025

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

Exhibit 2.1

AMENDMENT NO. 2 TO BUSINESS COMBINATION AGREEMENT

THIS AMENDMENT NO. 2 TO  BUSINESS COMBINATION AGREEMENT (this “Amendment No. 2”) is made and entered into as of April 4, 2025 by and among Focus Impact BH3 Acquisition Company, a Delaware corporation (“BHAC”), Focus Impact BH3 NewCo, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”), Focus Impact BH3 Merger Sub 1, LLC, a Delaware limited liability company and wholly owned subsidiary of NewCo (“Merger Sub 1”), Focus Impact BH3 Merger Sub 2, Inc., a Delaware corporation and wholly owned subsidiary of NewCo (“Merger Sub 2”) and XCF Global Capital, Inc., a Nevada corporation (the “Company” and, together with BHAC, NewCo, Merger Sub 1 and Merger Sub 2, collectively, the “Parties” and each, individually, a “Party”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Agreement (as defined below).

WHEREAS, the Parties entered into that certain Business Combination Agreement, dated as of March 11, 2024 (as amended by that certain Amendment No. 1 to Business Combination Agreement, dated as of November 30, 2024, and as may be further amended and modified from time to time, including by this Amendment No. 2, the “Agreement”);

WHEREAS, the Parties desire to amend the Agreement as set forth below;

WHEREAS, Section 9.3 of the Agreement provides that the Agreement may be amended in whole or in part, by an agreement in writing executed by each of the Parties prior to the Closing and

WHEREAS, each of the BHAC Board, the boards of directors or boards of managers (as applicable) and the sole member of BHAC, NewCo, Merger Sub 1 and Merger Sub 2 has approved the execution and delivery of this Amendment No. 2.

NOW, THEREFORE, in consideration of the foregoing and the respective covenants and agreements set forth in this Amendment No. 2, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

1.          Amendment to Section 8.1(d). Section 8.1(d) of the Agreement is hereby amended and restated in its entirety as follows:

“(d)      by either BHAC or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to May 31, 2025 (the “Termination Date”); provided that (i) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to BHAC if any BHAC Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;”.

2.          No Further Amendment. The Parties agree that, except as provided herein, all other provisions of the Agreement shall, subject to the amendments set forth in Section 1 of this Amendment No. 2, continue unmodified, in full force and effect and constitute legal and binding obligations of all Parties in accordance with its terms. This Amendment No. 2 is limited precisely as written and shall not be deemed to be an amendment to any other term or condition of the Agreement or any of the documents referred to therein. This Amendment No. 2 forms an integral and inseparable part of the Agreement.

3.          References. All references to the “Agreement” (including “hereof,” “herein,” “hereunder,” “hereby” and “this Agreement”) in the Agreement shall refer to the Agreement as amended by this Amendment No. 2. Notwithstanding the foregoing, references to the date of the Agreement (as amended hereby) and references in the Agreement to “the date hereof,” “the date of this Agreement” and terms of similar import shall in all instances continue to refer to March 11, 2024.

4.          Effect of Amendment. This Amendment No. 2 shall form a part of the Agreement for all purposes, and each Party shall be bound hereby. From and after the execution of this Amendment No. 2 by the Parties, any reference to the Agreement shall be deemed a reference to the Agreement as amended hereby. This Amendment No. 2 shall be deemed to be in full force and effect from and after the execution of this Amendment No. 2 by the Parties.

5.          Other Miscellaneous Terms. Sections 9.2 through 9.11 and Sections 9.13 through 9.18 of the Agreement shall apply mutatis mutandis to this Amendment No. 2, as if set forth in full herein.

[Signature pages follow]

 IN WITNESS WHEREOF, the Parties have caused this Amendment No. 2 to be duly executed and delivered as of the date first written above.

BHAC:

FOCUS IMPACT BH3 ACQUISITION COMPANY

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

NEWCO:

FOCUS IMPACT BH3 NEWCO, INC.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

MERGER SUB 1:

FOCUS IMPACT BH3 MERGER SUB 1, LLC

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

MERGER SUB 2:

FOCUS IMPACT BH3 MERGER SUB 2, INC.

By:	/s/ Carl Stanton
Name:	Carl Stanton
Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to Business Combination Agreement]

COMPANY:

XCF GLOBAL CAPITAL, INC.

By:	/s/ Mihir Dange
Name:	Mihir Dange
Title:	Chief Executive Officer

[Signature Page to Amendment No. 2 to Business Combination Agreement]